May 6, 2026

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc.
1251 Avenue of the Americas
New York, New York 10020

        Re: Soluna Holdings, Inc.
            Registration Statement on Form S-3
            Filed April 29, 2026
            File No. 333-295416
Dear John Belizaire:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Komul Chaudhry at 202-551-4746 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:    John Belizaire